UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8616 / September 22, 2005

SECURITIES EXCHANGE ACT OF 1934
Release No. 52490 / September 22, 2005

ACCOUNTING AND AUDITING ENFORCEMENT
Release No. 2317 / September 22, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12054

--:	**ORDER INSTITUTING PROCEEDINGS,**
:	**MAKING FINDINGS, IMPOSING A**
In the Matter of :	**CEASE-AND-DESIST ORDER PURSUANT**
:	**TO SECTION 8A OF THE SECURITIES**
BIO ONE CORPORATION, :	**ACT OF 1933 AND SECTION 21C OF**
:	**THE SECURITIES EXCHANGE ACT OF**
Respondent. :	**1934, AND REVOKING REGISTRATION**
:	**PURSUANT TO SECTION 12(j) OF**
--:	**THE EXCHANGE ACT**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and for the protection of investors that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 12(j) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Bio One Corporation ("Bio One" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, and Revoking Registration Pursuant to Section 12(j) of the Exchange Act ("Order"), as set forth below.

III.

On the basis of this Order and the Offer submitted by Bio One, the Commission finds[1] that:

1.   Bio One, a Nevada corporation based in Winter Springs, Florida, is a holding company operating through subsidiaries that it acquired starting in September 2003. The company's subsidiaries are involved in the nutritional supplement industry. The common stock of Bio One is registered pursuant to Section 12(g) of the Exchange Act and its shares traded on the Over the Counter Bulletin Board.

2.   On March 31, 2004, Bio One entered into an agreement to acquire 100% of the common stock of Interactive Nutrition International, Inc. ("INI") for $30 million (Canadian). Under the terms of the agreement, Bio One paid $15 million in cash and agreed to pay the remaining $15 million pursuant to a promissory note in 57 monthly installments of $263,158 commencing July 1, 2004. The holder of the note held a security interest in the assets of INI that it could seize in the case of default.

3.   INI was a significant part of Bio One's business plan to "vertically integrate" the nutritional supplement business. INI manufactures nutrition and health bars, capsules and powders, and Bio One's operations in the United States existed, in part, to sell those products. During 2004, INI represented approximately one third of Bio One's total revenues.

4.   Bio One never made monthly payments on the $15 million promissory note.

5.   On or about August 13, 2004, Bio One's CEO Armand Dauplaise signed a forbearance agreement in which Bio One acknowledged that it was in default of the note. Bio One's CFO Bernard Shinder signed the same agreement in his role as a director of INI. In accordance with the agreement, the note holder agreed to forbear from exercising its security interest in INI's assets, provided that Bio One agreed to certain terms and conditions. Among the terms and conditions, Bio One agreed to restrict certain business operations of INI and to bring the payments current by October 20, 2004.

6.   On August 18, 2004, Bio One filed its quarterly financial results for the quarter ended June 30, 2004, on Form 10-QSB. The report described the $15 million note and the 57 monthly payments of $263,158 commencing July 1, 2004. However, Bio One did not disclose that it had failed to make any of its payments under the note or that the company had signed the August 13, 2004 forbearance agreement.

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[1] The findings herein are made pursuant to Bio One's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

7.   On November 1, 2004, Bio One failed to meet the terms and conditions of the August 13, 2004 forbearance agreement, and Mr. Dauplaise and Mr. Shinder negotiated a second forbearance agreement. In signing the second forbearance agreement for Bio One, Mr. Dauplaise conceded that the company had been in default of the note since July 2004 and waived its right to further notice before the note holder could seize the assets of INI.

8.   On November 5, 2004, Bio One filed a Form 8-K that included audited financial statements for INI for the year ended December 31, 2003. The audit opinion did not meet the requirements of Form 8-K which requires audited financial statements for two fiscal years. Further, the audit opinion contained a scope limitation on the one year of audit information provided. Bio One consented to a stop order of its May 6, 2004 registration statement, partially based on the lack of audited financial information on INI in the November 5, 2004 Form 8-K.

9.   Bio One amended the Form 8-K on December 23, 2004 to include two full years of audit information and an unqualified audit opinion. Bio One did not disclose the defaults on the INI promissory note or the two forbearance agreements in either the November 5, 2004 or the December 23, 2004 Form 8-Ks.

10. On November 16, 2004, Bio One filed quarterly financial results for the quarter ended September 30, 2004 on Form 10-QSB. Again, the report described the $15 million note and the July 1, 2004 date for the commencement of monthly payments. However, it did not disclose the default or the two forbearance agreements.

11. On December 13, 2004, the note holder appointed a receiver for INI and provided notice to Bio One that it intended to exercise its security rights under the agreement. Bio One did not file a Form 8-K reporting this event until February 15, 2005.

12. Millions of shares of Bio One's common stock were publicly traded pursuant to the May 6, 2004 registration statement during the period July 1, 2004 through December 2004. Bio One never filed a post effective registration statement or an amended prospectus with the Commission disclosing the defaults, the forbearance agreements or the appointment of a receiver.

13. Bio One was required to file its annual report on Form 10-KSB for the year ended December 31, 2004 by March 31, 2005. Bio One has not filed that report and has informed the Commission that it has been unable to retain an accountant to file 2004 audited financial statements.

14. Bio One has violated and failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11 and 13a-13 thereunder, while its common stock was registered with the Commission in that it *a)* has not filed an Annual Report on Form 10-KSB since March 26, 2004, *b)* failed to disclose the creation of a direct financial obligation or its entry into material definitive agreements in the matter required by Form 8-K, and *c)* has not filed quarterly reports that include all material information on Form 10-QSB for any fiscal period subsequent to its fiscal quarter ending March 31, 2004.

15. Bio One has violated and failed to comply with Section 10(b) of the Exchange Act and Rules 10b-5 and 12b-20 thereunder, by including materially false and misleading

information in filings, including financial statements that failed to conform with Generally Accepted Accounting Principles, as required by Commission Regulation S-X, in its Quarterly Reports on Form 10- QSB for the quarters ended June 30 and September 30, 2004, and in its Form 8-K filed on December 23, 2004. Bio One also failed to file a post effective amendment to its registration statement or an amended prospectus to disclose the "fundamental change" and/or "substantial change" caused by the default, forbearance agreements and receivership.

16. Bio One has violated and failed to comply with Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act by failing to make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflected the transactions and disposition of its assets, and by failing to maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with Generally Accepted Accounting Principles.

V.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

ACCORDINGLY, IT IS ORDERED that:

A)   Pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act, Bio One shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Sections 10(b), 13(a) and 13(b)(2)(A) and (B) of the Exchange Act and Rules 10b-5, 13a-1, 13a-11 and 13a-13 promulgated thereunder; and

B)   Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Bio One's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary

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